Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated November 4, 2011

The SandP 500[R] Risk Control 10% Excess Return Index

Performance Update - November 2011

OVERVIEW
The SandP 500[R] Risk Control 10% Excess Return Index (the "Index") provides investors with a broad U.S. equities index that has the potential for greater stability and lower overall risk when compared to the SandP 500[R] Total Return
Index.

Hypothetical and Actual Historical Performance (October 31, 2001 to October 31,
2011)[]

[GRAPHIC OMITTED]

Hypothetical Index Volatility and Leverage (October 31, 2001 to October 31,
2011)[]

[GRAPHIC OMITTED]

Key Features of the Index

[]   Exposure to the SandP 500[R] Total Return Index with the benefit of a risk control mechanism that targets an annualized volatility of 10% or less;

[]   Algorithmic exposure adjusted on a daily basis with the ability to employ leverage of up to 150% during periods of low volatility; and

[]   Levels published daily by Standard and Poor's on Bloomberg under the ticker
     SPXT10UE.

Recent Index Performance

---------------------------------------------------------
                  October 2011 September 2011 August 2011
----------------- ------------ -------------- -----------
Historical Return     3.42%         -2.09%       -6.26%
----------------- ------------ -------------- -----------

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and
Correlation -- October 31, 2011

                              Three Year Five Year  Ten Year   Ten Year      Ten Year
                    One Year  Annualized Annualized Annualized Annualized     Sharpe
                    Return(1)  Return(1)  Return(1)  Return(1) Volatility(3)  Ratio(4) Correlation(5)
------------------- --------- ---------- ---------- ---------- ------------- ------------- ----------
SandP 500[R] Risk
Control 10%
Excess Return Index   1.7%      5.7%       0.8%       2.1%       10.0%        21.0%          85.1%
------------------- --------- ---------- ---------- ---------- ------------- ------------- ----------
SandP 500[R] Index    5.9%      9.0%       -1.9%      1.7%       21.9%         7.7%         100.0%

November 2, 2011

Notes

[1] Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing levels from February 28, 2001 through May 13, 2009, and the actual historical performance of the Index based on the daily Index closing level from May 14, 2009 through October 31, 2011, as well as the performance of the S&P 500® Index over the same period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns calculated arithmetically (not compounded). There is no guarantee the Index will outperform the S&P 500® Index or any alternative investment strategy. Source: Bloomberg and JPMorgan.

[2] Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the S&P 500® Total Return Index (the "Underlying Index") over a six-month observation period. For any given day, represents the annualized standard deviation of the Underlying Index's arithmetic daily returns for the 126-index day period preceding that day. The index leverage is the hypothetical back-tested amount of exposure of the Index to the Underlying Index and should not be considered indicative of the actual leverage that would be assigned during your investment in the Index. The back-tested, hypothetical, historical six-month annualized volatility and index leverage have inherent limitations. These volatility and leverage results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the Underlying Index will have the volatility as shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual six-month annualized volatilities and leverage may vary materially from this analysis. Source: Bloomberg and JPMorgan.

[3] Calculated based on the annualized standard deviation for the ten year period prior to October 31, 2011.

[4] For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

[5] Correlation refers to the degree the S&P 500® Risk Control 10% Excess Return Index has changed relative to daily changes in the S&P 500® Index for the ten year period prior to October 31, 2011.

Key Risks

- The Index has a limited operating history and may perform in unexpected ways — The Index began publishing on May 13, 2009 and, therefore, has a limited history. S&P has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations and do not reflect actual trading, liquidity constraints, fees and other costs.
- The Index may not be successful, may not outperform the Underlying Index and may not achieve its target volatility —No assurance can be given that the volatility strategy will be successful or that the Index will outperform the Underlying Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Index. We also can give you no assurance that the Index will achieve its target volatility of 10%.
- The Index is not a total return index and is subject to short-term money market fund borrowing costs— As an "excess return" index, the S&P 500® Risk Control 10% Excess Return Index calculates the return on a leveraged or deleveraged investment in the Underlying Index where the investment was made through the use of borrowed funds. Investments linked to this "excess return" index, which represents an unfunded position in the Underlying Index, will be subject to short-term money market fund borrowing costs and will not include the "total return" feature or the cash component of the "total return" index, which represents a funded position in the Underlying Index.
- The Index represents a portfolio consisting of the Underlying Index and a borrowing cost component accruing interest based on U.S. overnight LIBOR. The Index dynamically adjusts its exposure to the Underlying Index based on the Underlying Index's historic volatility. The Index's exposure to the Underlying Index will decrease when historical volatility causes the risk level of the Underlying Index to reach a high threshold. If, at any time, the Index exhibits low exposure to the Underlying Index and the Underlying Index subsequently appreciates significantly, the Index will not participate fully in this appreciation.

Key Risks Continued

- The Index represents a portfolio consisting of the Underlying Index and a borrowing cost component accruing interest based on U.S. overnight LIBOR. The Index dynamically adjusts its exposure to the Underlying Index based on the Underlying Index's historic volatility. The Index's exposure to the Underlying Index will decrease when historical volatility causes the risk level of the Underlying Index to reach a high threshold. If, at any time, the Index exhibits low exposure to the Underlying Index and the Underlying Index subsequently appreciates significantly, the Index will not participate fully in this appreciation.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

Index Disclaimers

"Standard & Poor's®," "S&P®," "S&P 500®" and "S&P 500® Risk Control 10%" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of purchasing CDs issued by JPMorgan Chase Bank, N.A. S&P has no obligation or liability in connection with the administration, marketing, or trading of products linked to the S&P 500® Risk Control 10% Excess Return Index.

For more information on the Index and for additional key risk information see Page 4 of the Strategy Guide at http://www.sec.gov/Archives/edgar/data/19617/000095010311004248/crt_dp26672-fwp.pdf

DISCLAIMER
JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-155535

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